

January 7, 2020

Katherine Ramundo
Executive Vice President, Chief Legal Officer and Corporate Secretary
Arconic Rolled Products Corporation
201 Isabella Street
Pittsburgh, Pennsylvania 15212

> **Re: Arconic Rolled Products Corporation**
> **Registration Statement on Form 10-12B**
> **Filed December 17, 2019**
> **File No. 001-39162**

Dear Ms. Ramundo:

 We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

 After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Form 10

Management's Discussion and Analysis of Financial Condition and Results of Operations
Segment Information, page 88

1. We note your response to prior comment 2; however, it continues to appear to us that you should revise your disclosures to quantify the impact of the factors that you identify as impacting segment sales and segment operating profit during each period presented, including the impact of changes in aluminium prices and volume sold and discuss the underlying factors that led to those changes. In this regard, it appears to us that Arconic provides quantified disclosures related to the impact of changes in aluminium prices and volume sold in earnings releases and analyst calls.

Financial Statements
Statement of Changes in Combined Equity, page F-7

2.   We note your response to prior comment 5; however, based on the significance of transactions with the ParentCo, it continues to appear to us that you should provide an analysis of the components included in the change in ParentCo contribution during each period presented and, to the extent applicable, reconcile those components to existing disclosures related to cost allocations and financing amounts reflected in the statements of cash flows.

         We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         You may contact Kevin Stertzel, Staff Accountant, at (202) 551-3723 or Anne McConnell, Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney, at (202) 551-3345 or Asia Timmons-Pierce, Special Counsel, at (202) 551-3754 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Manufacturing